

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 11, 2018

<u>Via E-mail</u>
Jay Sugarman
Safety, Income & Growth Inc.
Chief Executive Officer
1114 Avenue of the Americas
New York, New York 10036

      Re: Safety, Income & Growth Inc.
              Registration Statement on Form S-11
              Filed December 22, 2017
              File No. 333-222240

Dear Mr. Sugarman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202)551-3585 with any questions.

              Sincerely,

              /s/ Stacie D. Gorman

              Stacie Gorman
              Senior Counsel
              Office of Real Estate and
              Commodities

cc: Kathleen L. Werner, Esq. (*via e-mail*)